Exhibit 99.1

Copernic Inc. Terminates Discussions

Quebec, Canada – June 3, 2010 – Copernic Inc. (“Copernic” or the “Company”) (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, has decided, based on the recommendations of its Board of Directors, not to proceed with the previously announced private placement with Newlook Industries Corp., nor to proceed with its previously announced acquisition of 70.1% interest in Sunbay Canada Corporation, nor to proceed with its previously announced acquisition of Fanotech. The Company is looking at other strategic alternatives and will advise shareholders in due course.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com